Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED May 11, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

	By:	/S/ EDWARD HU
	Name:	Edward Hu
	Title:	Chief Financial Officer

Date: May 12, 2010

Exhibit 99.1

WuXi PharmaTech Announces First-Quarter 2010 Results

SHANGHAI, China, May 12, 2010 /Xinhua-PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading research and development outsourcing company serving the pharmaceutical, biotechnology, and medical device industries, with operations in China and the United States, today announced its financial results for first-quarter 2010.

Highlights

•	First-Quarter 2010 Net Revenues Increased 36% Year Over Year to $80.6 Million

•	Laboratory Services Net Revenues Grew 18% Year Over Year to $67.0 Million, Driven by Strong Organic Growth

•	China-Based Laboratory Services Net Revenues Increased 20% Year Over Year to $50.0 Million

•	Manufacturing Services Net Revenues Grew 433% Year Over Year to $13.6 Million

•	GAAP Diluted Earnings Per ADS Grew 30% Year Over Year to 21 Cents

•	Non-GAAP Diluted Earnings Per ADS Increased 26% Year Over Year to 25 Cents

•	Company Believes It Will Achieve Upper End of Previous Guidance Ranges for 2010 Net Revenues and Operating Income

Management Comment

"We were pleased with our performance in the first quarter,” said Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech. “The quarter was characterized by strong year-over-year revenue growth in both our Laboratory Services and Manufacturing Services businesses and continued investment in new opportunities to propel future revenue growth.”

“WuXi achieved a strong performance in revenues, gross profit, operating income and net income in the first quarter,” said Edward Hu, Chief Operating Officer. “Revenues in our Laboratory Services business grew 18% year over year in the quarter, driven by growing demand. This performance in Laboratory Services was broad-based, with 20% year-over-year growth in China-based operations and 14% year-over-year revenue growth in U.S.-based operations. Revenues in Manufacturing Services grew 433% year over year from improving demand and delivery of a large order, which we spoke about in our fourth-quarter 2009 earnings release. The company’s margin performance was consistent with our expectations. We continue to expect strong financial performance throughout 2010 and beyond.”

GAAP Results

First-quarter 2010 net revenues increased 36% year over year to $80.6 million due to 18% growth in Laboratory Services net revenues and 433% growth in Manufacturing Services net revenues. Revenue growth in Laboratory Services was strong in both discovery chemistry and newer services, such as DMPK/ADME, biology, process research, formulation and analytical services. Revenue growth in Manufacturing Services was driven by delivery of a large project and increasing demand.

First-quarter 2010 GAAP gross profit increased 30% year over year to $30.4 million due to an increased contribution from both Laboratory Services, driven by both revenue growth and gross-margin improvement, and Manufacturing Services, driven by revenue growth. First-quarter 2010 GAAP gross margin declined year over year to 37.7% from 39.4%, mainly due to a larger contribution from the lower-margin Manufacturing Services business. Gross margin from Laboratory Services improved year over year to 41.4% from 40.2% due to improved profitability of newer China-based downstream laboratory services and of U.S.-based laboratory services, partially offset by increased expenses related to the ramp-up of the Suzhou toxicology facility. Gross margin declined year over year in Manufacturing Services to 19.9% from 22.7%, primarily due to project mix and the beginning of depreciation of the large-scale manufacturing facility.

First-quarter 2010 GAAP operating income grew 70% to $17.4 million due to the 30% increase in gross profit and essentially flat operating expenses driven by cost control.

First-quarter 2010 GAAP net income increased 32% to $15.5 million due to the 70% increase in operating income, offset by higher taxes and an unfavorable change in other income (expenses) net. Other income (expenses) net in first-quarter 2010 included foreign-exchange losses of $0.4 million, compared to $3.3 million of foreign-exchange gains in first-quarter 2009.

First-quarter 2010 GAAP diluted earnings per ADS increased 30% to 21 cents, mainly due to the 32% increase in net income, offset by higher share count due to stock-option activity.

Non-GAAP Results

Non-GAAP financial results excluded the impact of share-based compensation expenses and amortization of acquired intangible assets and the associated deferred tax impact.

First-quarter 2010 non-GAAP gross profit increased 30% year over year to $32.1 million, mainly due to revenue growth. First-quarter 2010 non-GAAP gross margin decreased year over year to 39.8% from 41.7% primarily due to a larger contribution from the lower-margin Manufacturing Services business. Gross margin from Laboratory Services improved year over year due to improved profitability of newer downstream China-based laboratory services and U.S.-based laboratory services, partially offset by increased expenses related to the ramp-up of the Suzhou toxicology facility. Partially offsetting this benefit in Laboratory Services, gross margin declined year over year in Manufacturing Services primarily due to project mix and the beginning of depreciation of the large-scale manufacturing facility.

First-quarter 2010 non-GAAP operating income increased 57% year over year to $20.5 million, primarily due to the 30% increase in non-GAAP gross profit and essentially flat operating expenses due to cost control.

First-quarter 2010 non-GAAP net income grew 29% year over year to $18.3 million due to a 57% increase in non-GAAP operating income, offset by higher taxes and an unfavorable change in other income (expenses) net, which is discussed above for GAAP results. Diluted non-GAAP earnings per ADS grew 26% year over year to 25 cents compared to 20 cents in first-quarter 2009, mainly due to the 29% increase in non-GAAP net income, offset by higher share count due to stock-option activity.

2010 Financial Guidance

The Company is pleased to reconfirm its previous financial guidance for 2010. More specifically, the company believes that it will achieve the upper end of its guidance range in net revenues and operating income. The Company's current guidance for 2010 is as follows:

•	Total net revenues in the upper end of the previous range of $310-320 million, which represents 15-19% growth

•	Growth in net revenues of China-based Laboratory Services of 13-16%

•	Growth rate of net revenues of U.S.-based Laboratory Services of mid single digits

•	Growth of net revenues of Manufacturing Services of at least 70%

•	Decline in GAAP and non-GAAP gross margin of two to five percentage points

•	Growth in GAAP and non-GAAP operating income in the upper end of the previous range of 0% to 10%

•	Capital expenditures of $50-60 million, similar to the 2009 level

•	Effective tax rate of 13-15%

The Company provides the following guidance for second-quarter 2010 performance:

•	Total net revenues of $76-78 million

•	Year-over-year growth in net revenues of China-based Laboratory Services of 16-18%

•	GAAP and non-GAAP gross margins better than first-quarter 2010 GAAP and non-GAAP gross margins, which were 37.7% and 39.8%, respectively

“As we prepare to combine our operations with those of Charles River Laboratories, we remain focused on providing the highest level of service to our customers,” Dr. Ge Li concluded. “The new Charles River Laboratories will be the first global contract research organization offering fully integrated early-stage drug discovery and development services. We continue to believe that trends toward greater outsourcing and offshoring of pharmaceutical, biotechnology, and medical device research and development will continue for years to come, and that our company is positioned well to benefit from these trends.”

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except ordinary share, ADS and par value data)

	March 31, 2010	December 31, 2009
Assets:
Current assets:
Cash and cash equivalents	74,356	80,510
Restricted cash	1,762	1,358
Short-term investment	22,002	22,083
Accounts receivable, net	58,310	45,817
Inventories	10,576	14,276
Prepaid expenses and other current assets	9,852	10,125

Total current assets	176,858	174,169
Non-current assets:
Goodwill	23,956	23,956
Property, plant and equipment, net	183,272	181,830
Intangible assets, net	6,111	6,634
Prepaid land use rights	5,280	5,308
Deferred tax assets	10,378	9,514
Other non-current assets	5,918	5,890

Total non-current assets	234,915	233,132

Total assets	411,773	407,301

Liabilities and shareholders’ equity:
Current liabilities:
Short-term and current portion of long-term debt	23,438	34,415
Accounts payable	13,068	14,356
Accrued expenses	11,297	17,072
Deferred revenue	6,976	4,554
Advanced subsidies	2,073	2,800
Other taxes payable	3,771	2,901
Other current liabilities	6,209	4,239

Total current liabilities	66,832	80,337

Non-current liabilities:
Long-term debt, excluding current portion	2,051	2,115
Advanced subsidies	1,333	1,420
Convertible notes	35,864	35,864
Other non-current liabilities	7,544	7,432

Total non-current liabilities	46,792	46,831

Total liabilities	113,624	127,168

Shareholders’ equity:
Ordinary shares ($0.02 par value, 5,002,550,000 authorized, 554,443,600 and 550,609,256 issued and outstanding as of March 31, 2010, and December 31, 2009, respectively)	11,089	11,012
Additional paid-in capital	323,024	320,672
Accumulated deficit	(53,114)	(68,631)
Accumulated other comprehensive income	17,150	17,080

Total shareholders’ equity	298,149	280,133

Total liabilities and shareholders’ equity	411,773	407,301

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except ADS data and per ADS data)

	Three Months Ended March 31,
	2010	2009	% Change
Net revenues:
Laboratory Services	66,998	56,596	18%
Manufacturing Services	13,604	2,552	433%

Total net revenues	80,602	59,148	36%

Cost of revenues:
Laboratory Services	(39,285)	(33,856)	16%
Manufacturing Services	(10,899)	(1,973)	452%

Total cost of revenues	(50,184)	(35,829)	40%

Gross profit:
Laboratory Services	27,713	22,740	22%
Manufacturing Services	2,705	579	367%

Total gross profit	30,418	23,319	30%

Operating expenses:
Selling and marketing expenses	(2,282)	(1,334)	71%
General and administrative expenses	(10,701)	(11,710)	(9)%

Total operating expenses	(12,983)	(13,044)	0%

Operating income	17,435	10,275	70%

Other income (expenses), net:
Other income (expenses), net	183	3,393	(94)%
Interest income (expenses), net	98	(50)	*

Total other income (expenses), net	281	3,343	(91)%

Income before income taxes	17,716	13,618	30%

Income tax expenses	(2,199)	(1,883)	18%

Net income	15,517	11,735	32%

Basic net earnings per ADS:	0.22	0.18	28%
Diluted net earnings per ADS:	0.21	0.16	30%

Weighted average ADS outstanding—basic	69,075,025	67,013,222
Weighted average ADS outstanding—diluted	74,230,526	72,700,738

•	Not meaningful

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF GAAP TO Non-GAAP

(in thousands of U.S. dollars, except ADS data and par value data)

	Three Months Ended March 31,
	2010	2009	% Change
GAAP gross profit	30,418	23,319	30%
GAAP gross margin	38%	39%
Adjustments:
Share-based compensation	889	591
Amortization of acquired intangible assets	764	764

Non-GAAP gross profit	32,071	24,674	30%
Non-GAAP gross margin	40%	42%

GAAP operating income	17,435	10,275	70%
GAAP operating margin	22%	17%
Adjustments:
Share-based compensation	2,322	1,999
Amortization of acquired intangible assets	764	764

Non-GAAP operating income	20,521	13,038	57%
Non-GAAP operating margin	25%	22%

GAAP net income	15,517	11,735	32%
GAAP net margin	19%	20%
Adjustments:
Share-based compensation	2,322	1,999
Amortization of acquired intangible assets	764	764
Deferred tax impact related to acquired intangible assets	(296)	(296)

Non-GAAP net income	18,307	14,202	29%
Non-GAAP net margin	23%	24%

GAAP net income	15,517	11,735	32%
Add back:
Depreciation and amortization	6,380	5,007
Interest (income) expenses, net	(98)	50
Income tax expenses	2,199	1,883

EBITDA	23,998	18,675	29%
Adjustments:
Share-based compensation	2,322	1,999
Mark-to-market gain from foreign-currency forward contracts	615	(2,621)

Adjusted EBITDA	26,935	18,053	49%

Income attributable to holders of ADS (Non-GAAP):
Basic	18,307	14,202	29%
Diluted	18,307	14,202	29%

Basic earnings per ADS (Non-GAAP)	0.27	0.21	25%
Diluted earnings per ADS (Non-GAAP)	0.25	0.20	26%

Weighted average ADS outstanding – basic (Non-GAAP)	69,075,025	67,013,222
Weighted average ADS outstanding – diluted (Non-GAAP)	74,230,526	72,700,738

WUXI PHARMATECH (CAYMAN) INC.

REVENUE RECONCILIATION BY GEOGRAPHY

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2010	2009	% Change
Net revenues:
China-based Laboratory Services	49,972	41,648	20%
China-based Manufacturing Services	13,604	2,552	433%

Subtotal	63,576	44,200	44%
U.S.-based Laboratory Services	17,026	14,948	14%

Total net revenues	80,602	59,148	36%

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com. On April 26, 2010, WuXi and Charles River Laboratories announced that the boards of both companies had reached an agreement for the two companies to combine operations, creating the first global contract research organization offering fully integrated early-stage drug development services to clients worldwide.

Use of Non-GAAP and Pro-Forma Financial Measures

We have provided first-quarter 2009 and 2010 gross profit, operating income, net income and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and amortization of acquired intangible assets and associated deferred tax impact. We believe both management and investors benefit from referring to these non-GAAP and pro-forma financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to continue providing gross profit, operating income, and net income on a non-GAAP basis using a consistent method on a quarterly basis. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including those with respect to favorable industry trends, guidance for second-quarter and full-year 2010 performance, anticipated strong financial results for 2010 and beyond, and anticipated benefits of the proposed combination with Charles River Laboratories, are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Risks with respect to the proposed combination include: (i) the companies may be unable to obtain stockholder or regulatory approvals required for the combination; (ii) problems may arise in successfully integrating the businesses of the two companies; (iii) the acquisition may involve unexpected costs; (iv) the combined company may not achieve the anticipated transaction benefits; (v) restrictions in our acquisition agreement with Charles River that require us to conduct our business in the ordinary course consistent with past practices and in accordance with other specific limitations may delay or prevent us from taking advantage of business opportunities that may arise prior to the combination; and (vi) the businesses may suffer as a result of uncertainty surrounding the combination. In addition, the businesses may be subject to future regulatory or legislative actions and other risk factors. These other risk factors include: continued uncertainty in the global economy, the pressures being felt by our customers, and pharmaceutical industry consolidation may adversely impact our business and the trends for outsourced R&D and manufacturing for longer than expected or more severely than expected; we may be unable to successfully make our planned investments and capital expenditures on a timely basis, these investments may not yield the desired results, and we may need to modify the nature and level of our investments and capital expenditures; pharmaceutical companies may not change their business models as expected or in a manner favorable to us; we may fail to capitalize on the opportunities presented; we may not maintain our preferred provider status with our clients and may be unable to successfully expand our capabilities to meet client needs. In addition, other factors that could cause our actual results to differ from what we currently anticipate include failure to generate sufficient future cash flows or to secure any required future financing on acceptable terms or at all; failure to retain key personnel; effective integration of continuing products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependence upon the continued service of our senior management and key scientific personnel; and our ability to retain our existing customers or expand our customer base. You should read the financial information contained in this release in conjunction with the consolidated financial statements and related notes thereto included in our 2009 Annual Report on Form 20-F filed with and available on the Securities and Exchange Commission’s (“SEC’s”) website at http://www.sec.gov. For additional information on these and other important factors that could adversely affect our or Charles River’s business, financial condition, results of operations and prospects, see “Risk Factors” (i) beginning on page 6 of our 2009 Annual Report on Form 20-F and (ii) beginning on page 18 of Charles River’s Annual Report on Form 10-K also filed at the SEC’s website. Our results of operations for first-quarter 2010 are not necessarily indicative of our operating results for any future periods. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release, except as required by law. Such information speaks only as of the date of this release.

This document may be deemed to be solicitation material in respect of the proposed combination of Charles River and WuXi. In connection with the proposed transaction, Charles River will file a preliminary proxy statement and a definitive proxy statement with the SEC. The information contained in the preliminary filing will not be complete and may be changed. Before making any voting or investment decisions, investors and security holders are urged to read the definitive proxy statement when it becomes available and any other relevant documents filed with the SEC because they will contain important information. The definitive proxy statement will be mailed to the shareholders of Charles River seeking their approval of the proposed transaction. Charles River’s shareholders will also be able to obtain a copy of the definitive proxy statement free of charge by directing a request to: Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel. In addition, the preliminary proxy statement and definitive proxy statement will be available free of charge at the SEC’s website, www.sec.gov, or shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com.

Charles River and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 30, 2010. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Charles River shareholders in connection with the proposed transaction will be set forth in the preliminary proxy statement when it is filed with the SEC.

This document does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. The Charles River shares to be issued in the proposed combination have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Charles River intends to issue such Charles River shares pursuant to the exemption from registration set forth in Section 3(a)(10) of the Securities Act.

For more information, please contact:

WuXi PharmaTech (Cayman) Inc.

Ronald Aldridge (for investors)

Director of Investor Relations

Tel: +1-201-585-2048

Email: ir@wuxiapptec.com

Stephanie Liu (for the media)

WuXi PharmaTech (Cayman) Inc.

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

/Logo: NewsCom: http://www.newscom.com/cgi-bin/prnh/20040705/CNM002LOGO

PRN Photo Desk, +1-888-776-6555 or +1-212-782-2840/

/Web site: http://www.wuxiapptec.com/

(WX)